Lathrop & Gage L.C.
2345 Grand Boulevard, Suite 2800
Kansas City, Missouri 64108

March 15, 2006

Via Facsimile (202) 772-9203
and Edgar

Michael K. Pressman
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0306

    Re: Boston Financial Qualified Housing Tax Credits L.P. IV
           PRRN filed March 8, 2006
                   By Park G.P., Inc.
                   File No. 0-19765

Dear Mr. Pressman:

We received your letter dated March 10, 2006 (the “Comment Letter”), in which you commented on the revised Consent Solicitation Statement (the “Consent Statement”) described above. In response, a further amended preliminary consent solicitation statement was filed via EDGAR today. The responses of Park G.P., Inc. ("Park") to your comments are set forth below. For your convenience, the original comments requiring a response from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Consent Statement.

Schedule 14A

2.
We note your response to prior comment 4. It remains unclear why you believe the lawsuits were “needless.” Please provide us with a copy of all the litigation briefs and motions in connection to the cases. Further, your response does not make it clear why you believe “the current general partners have repeatedly violated the partnership agreement by not scheduling properly requested meetings or sending out properly requested ballots.”

Response: We note your comment and consistent with our discussion have revised the Consent Statement to address your comment. Furthermore, we are

March 15, 2006

supplementally providing a copy of the major substantive litigation briefs and motions in connection with the cases (by overnight courier).

Information Concerning the Participants, page 6

3.
We note your response to prior comment 8. Please provide a detailed analysis supporting your conclusion that the control persons of SLCas are not participants. A person is a participant if they are either directly or indirectly engaged in organizing, directing, or arranging for the financing of the solicitation. Accordingly, please explain to us, in detail, the role played by the control persons of SLCas relative to this solicitation.

Response: Park does not believe that the control persons of SLCas are participants because those persons did not directly or indirectly take the initiative, or engage in organizing, directing, or arranging for the financing of the consent solicitation. SLCas, as the sole shareholder of Park, has made capital contributions to Park for working capital purposes, without specific direction as to the use of the working capital other than to fund real estate investments. As Park makes decisions on an ongoing basis of how to use its working capital as it carries out its business, the control persons of SLCas did not have any direct or indirect role in organizing, directing, or arranging for the financing of the consent solicitation.

Please contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By:  /s/ Scott M. Herpich
                       Scott M. Herpich

Enclosure